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02 FEB 21 AM 8:29

82-1248

SUPPL

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____________ Schedule A

____X____ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	MENIKA MINING LTD. (NPL).
ISSUER ADDRESS:	1756 246th Street, Langley, B.C. V2Z 1G4
ISSUER PHONE NUMBER:	(604) 514-0041
ISSUER FAX NUMBER:	(604) 514-9702
CONTACT PERSON:	DOREEN BOITARD
CONTACT POSITION:	SECRETARY
CONTACT TELEPHONE NUMBER:	604 (514-0041)
CONTACT E-MAIL ADDRESS:	menikamining@aol.com
WEB SITE ADDRESS:	n/a
FOR QUARTER ENDED:	NOVEMBER 30, 2001
DATE OF REPORT:	2002/01/18 (YY/MM/DD)

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTORS NAME	SIGN TYPED	DATE SIGNED (YY/MM/DD)
CHARLES BOITARD	"Charles Boitard"	2002/01/18
DOREEN BOITARD	"Katherine Johnston"	2002/01/18

(Signatures should be entered in TYPED form in quotations)

MENIKA MINING LTD. (NPL)

QUARTERLY REPORT - SCHEDULE B
NOVEMBER 30, 2001

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE PERIOD ENDED NOVEMBER 30, 2001

Breakdown of mineral properties	Reliance	Other	Total
Balance, beginning of year, mineral properties	1,408,716	261,388	$ 1,670,104
Current year's expenditures:	-		
	1,408,716	261,388	$ 1,670,104

Breakdown of administrative expenditures: See Statement of Earnings and Deficit.

2. RELATED PART TRANSACTIONS FOR THE PERIOD ENDED NOVEMBER 30, 2001

See Notes to the Financial Statements

3. SUMMARY OF SECURITIES ISSUED FOR THE PERIOD ENDED NOVEMBER 30, 2001

(a) Shares issued during the period: Nil.

(b) Options granted during the period: 294,000

Date	Number	Optionee	Exercise Price	Expiry
September 15, 2001	194,000	Free Form. Communications Inc	$0.10	September 15, 2003
September 15, 2001	100,000	J. Cameron Stephen	$0.10	September 15, 2003

4. SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2001

(a) Authorized: 25,000,000 common shares with a par value of $1.00 per share.

(b) Issued and outstanding: 9,707,649 common shares

(c) Summary of options:

Number	Price	Expiry
6 50,000	$0.10	August 27, 2003
294,000	$0.10	September 15, 2003

Summary of warrants outstanding: Nil

(d) Escrow shares: 375,000 shares

5. LIST OF DIRECTORS AND OFFICERS:

Charles Boitard-Director-President
Katherine Johnston-Director
Roland Trenaman-Director
Thomas Hasek-Director
Doreen Boitard-Secretary

dw 2/26

QUARTERLY REPORT - SCHEDULE C

NOVEMBER 30, 2001

MANAGEMENT DISCUSSION

Menika Mining Ltd. (NPL) is an exploration company operating in the province of British Columbia. The Company has mineral claim holdings in the Lillooet Mining Division, the Clinton Mining Division, and the Vancouver Mining Division

The Reliance Property is the Company's major prospect, it consists of 19 reverted crown grants located in the Bralorne Gold Camp of British Columbia. This property is in good standing until 2005.

The Company's new board of directors have hired an independent consultant to compile a complete report of past exploration work on the Reliance property. Based on old reports the property is credited to have a proven and indicated reserve of 80,000 ounces of gold.

A new mineralized zone has been discovered on the west side of the property, with two vertical diamond drill holes intercepting 400 feet of mineralization. The best values intercepted were 49.5 feet assaying 7.96 grams of gold per tonne. The mineralized zone is open in all directions.

On August 27, 2001 the Company issued a press Release announcing a Private Placement Financing of $160,000 for the purchase of 1,600,000 units at a price of $0.10 per unit. Due to the sharp decline in the market last fall, the Company was unable to complete this financing.

On September 15, 2001, the Company granted incentive stock options of 294,000 to Employees of the Company, at an exercise price of $0.10 per share for a term of two years. On October 9, 2001 the Canadian Venture Exchange confirmed the acceptance of the stock options as proposed.

The Company does not have any investor relations activities at this time.

NOTICE TO READER

We have compiled the balance sheet of Menika Mining Ltd. (Non-Personal Liability) as at November 30, 2001 and the statements of earnings and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
January 18, 2002

CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

MENIKA MINING LTD.
(NON-PERSONAL LIABILITY)

VANCOUVER, BRITISH COLUMBIA

NOVEMBER 30, 2001

Menika Mining Ltd. (Non-Personal Liability)

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended November 30, 2001	Three months ended November 30, 2000	Nine months ended November 30, 2001	Nine months ended November 30, 2000
EXPENSES				
Regulatory fees	$ 3,716	849	7,991	4,302
Accounting and legal	1,253	1,704	5,375	5,099
Management fees	-	5,250	5,250	15,750
Office and general	701	-	4,722	1,500
Bank charges and interest (income)	(129)	(127)	179	(259)
	5,541	7,676	23,517	26,392
NET LOSS	(5,541)	(7,676)	(23,517)	(26,392)
Deficit, beginning of period	(1,545,302)	(1,508,792)	(1,527,326)	(1,490,076)
DEFICIT, end of period	$ (1,550,843)	(1,516,468)	(1,550,843)	(1,516,468)
LOSS PER SHARE	$ (0.001)	(0.001)	(0.002)	(0.003)

Menika Mining Ltd. (Non-Personal Liability)

BALANCE SHEET

Unaudited - See Notice to Reader

	November 30, 2001	February 28, 2001
ASSETS		
Current		
Cash	$ 3,432	58
Accounts receivable	670	1,121
	4,102	1,179
Deposits *[Note 3]*	14,000	14,000
Due from affiliated companies *[Note 4]*	88,452	88,452
Mineral properties *[Note 5]*	1,670,104	1,670,104
	$ 1,776,658	1,773,735
LIABILITIES		
Current		
Accounts payable	$ 46,937	44,352
Due to shareholders *[Note 6]*	71,924	48,069
	118,861	92,421
SHAREHOLDERS' EQUITY		
Share capital *[Note 7]*	3,208,640	3,208,640
Deficit	(1,550,843)	(1,527,326)
	1,657,797	1,681,314
	$ 1,776,658	1,773,735

APPROVED ON BEHALF OF THE BOARD:

Director

Director

Menika Mining Ltd. (Non-Personal Liability)

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended November 30, 2001	2000	Nine months ended November 30, 2001	2000
OPERATIONS				
Net loss	$ (5,541)	(7,676)	(23,517)	(26,392)
Increase (decrease) in accounts payable	(4,108)	2,484	2,585	4,618
Decrease (increase) in accounts receivable	94	(202)	451	(207)
	(9,555)	(5,394)	(20,481)	(21,981)
FINANCING				
Advances from shareholders	11,290	5,321	23,855	18,576
Repayments from affiliated companies	-	-	-	3,500
	11,290	5,321	23,855	22,076
Increase (decrease) in cash	1,735	(73)	3,374	95
Cash, beginning of period	1,697	14,162	58	13,994
CASH, end of period	$ 3,432	14,089	3,432	14,089

Menika Mining Ltd. (Non-Personal Liability)

NOTES TO FINANCIAL STATEMENTS

Nine months ended November 30, 2001 *Unaudited - See Notice to Reader*

1. NATURE OF OPERATIONS

Menika Mining Ltd. (Non-Personal Liability), incorporated in British Columbia, is a public company listed on the Canadian Venture Exchange.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

At November 30, 2001, the Company had a working capital deficiency of $42,835 and incurred an operating loss of $23,517 for the period then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Mineral properties and exploration expenditures - The Company capitalizes the cost of its exploration expenditures and carries them as assets until the results of the projects are known. If a project is successful, the related exploration expenditures are amortized using the unit of production method based on estimated recoverable reserves. If a project is unsuccessful, the mining claims and the exploration costs are expensed.

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments - The Company's financial instruments consist of cash, accounts receivable, deposits, amounts due from affiliated companies, accounts payable, and amounts due to shareholders. Amounts due from affiliated companies and due to shareholders are interest free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

3. DEPOSITS

Deposits consists of short term investments held as security for the Provincial Government of British Columbia with regards to certain exploration programs.

4. DUE FROM AFFILIATED COMPANIES

Amounts due from affiliated companies are non-interest bearing with no specific terms of repayment.

	August 31, 2001	February 28, 2001
Lakewood Mining Co. Ltd.	$ 56,416	56,416
Green Valley Mine Incorporated	32,036	32,036
	$ 88,452	88,452

5. MINERAL PROPERTIES

	Reliance	Ruby	Des	Clinton	Total
Interest in claims:					
Balance, beginning	$ 23,000	34,050	6,147	5,499	68,696
Abandoned	-	-	-	-	-
Balance, ending	23,000	34,050	6,147	5,499	68,696
Deferred exploration expenditures:					
Balance, beginning	1,408,716	96,961	94,457	1,274	1,601,408
Abandoned	-	-	-	-	-
Balance, ending	1,408,716	96,961	94,457	1,274	1,601,408
Balance, ending	$ 1,431,716	131,011	100,604	6,773	1,670,104

Reliance Mining Group - The company holds a 100% interest in 19 reverted crown grants known as the Reliance group of claims in the Lillooet Mining Division of British Columbia.

Ruby Mining Group - The company holds a 100% interest in 55 units known as the Ruby group of claims in the Vancouver Mining Division of British Columbia.

Des Mining Group - The company holds a 100% interest in 8 units known as the Des group of claims in the Kamloops Mining Division of British Columbia.

Clinton Mining Group - The company holds a one-third interest in 8 units known as the Clinton group of claims in the Clinton Mining Division of British Columbia.

6. DUE TO SHAREHOLDERS

The amount due to shareholders is unsecured and interest free. There are no formal terms of repayment. While the amounts due have no formal terms of repayment, the shareholders have indicated they will not require repayment within the next quarter.

7. SHARE CAPITAL

The company has authorized share capital of 25,000,000 shares without par value. The issued share capital is as follows:

	November 30, 2001		February 28, 2001	
	Number	Amount	Number	Amount
Balance, beginning of period	9,707,649	$ 3,208,640	9,707,649	$ 3,208,640
Shares issued for cash	-	-	-	-
Balance, end of period	9,707,649	$ 3,208,640	9,707,649	$ 3,208,640

Options - The company has outstanding stock options to directors and employees as follows:

	Exercise Price	Outstanding February 28, 2001	Number Issued	Exercised	Expired	Outstanding November 30, 2001	Expiry date
Options:	$ 0.16	473,882	-	-	473,882	-	March 29, 1999
	$ 0.16	100,000	-	-	100,000	-	May 30, 2001
	$ 0.27	50,000	-	-	50,000	-	August 7, 2001
	$ 0.10	-	650,000	-	-	650,000	August 27, 2003
	$ 0.10	-	294,000	-	-	294,000	September 15, 2003
		623,882	944,000	-	623,882	944,000	

Shares held in escrow - A total of 375,000 shares are held in escrow subject to release only with regulatory approval.

8. RELATED PARTY TRANSACTIONS

Green Valley Mine Incorporated and Lakewood Mining Co. Ltd. - The company has common directors and officers with Green Valley Mine Incorporated and Lakewood Mining Co. Ltd. The ownership of the Clinton group of mining claims [Note 5] is shared with those companies. Advances to those companies are described in Note 4.

Directors and shareholders - The Company is indebted to its shareholders, as described in Note 6.